Exhibit 99

PRESS RELEASE	LIFE SCIENCES RESEARCH, INC.
(NYSE Arca: LSR)
P.O. Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

For Further Information:
Richard Michaelson
Phone: US (732) 649-9961
Email: LifeSciencesResearch@LSRinc.net

August 4, 2008
LSR ANNOUNCES SECOND QUARTER RESULTS

Highlights:
•	Revenues of $64.3 million
•	Operating income of $10.0 million, or 15.6%
•	Net income of $7.3 million, or $0.47 per fully diluted share
•	Net new orders of $70.2 million, book to bill ratio of 1.09

East Millstone, New Jersey, August 4, 2008 – Life Sciences Research, Inc. (NYSE Arca: LSR) announced today record revenues and earnings for the second quarter.  Revenues for the quarter ended June 30, 2008 were $64.3 million, 10.5% above the revenues for the same period in the prior year of $58.2 million.  Excluding the effect of exchange rate movements, revenues increased 11.1%.  Operating income for the quarter ended June 30, 2008 was $10.0 million, or 15.6% of revenues, compared with $7.5 million, or 12.9% of revenues for the same period in the prior year.  The quarter included FAS123R stock option expenses of $0.6 million, or $0.04 per fully diluted share compared with $0.5 million, or $0.03 per fully diluted share in the same quarter last year.  The Company reported net income for the quarter ended June 30, 2008 of $7.3 million compared with $5.5 million for the quarter ended June 30, 2007.  Net income per common share was $0.58 for the quarter ended June 30, 2008 compared with $0.43 for the quarter ended June 30, 2007. Net income per fully diluted share was $0.47 for the quarter ended June 30, 2008 compared with $0.36 for the quarter ended June 30, 2007.

Net income for the quarter ended June 30, 2008 included Other Expense of $0.5 million which comprised fee amortization of $0.5 million for the Company’s 2006 debt financing and its 2007 amendments.  In the same period in the prior year, net income included Other Income of $0.7 million which comprised $1.1 million non-cash foreign exchange re-measurement gain pertaining to the long-term loan denominated in US dollars, and other exchange gains of $0.2 million, offset by finance arrangement fee amortization of $0.6 million.

Revenues for the six months ended June 30, 2008 of $127.6 million were 13.4% above revenues for the same period in the prior year of $112.5 million.  Excluding the effect of exchange rate movements, the increase was 13.1%.  Operating Income for the six months ended June 30, 2008  was $19.7 million, or 15.4% of revenues, compared with $13.7 million, or 12.2% of revenues for the same period in the prior year.  The six months included FAS123R stock option expenses of $1.0 million, or $0.07 per fully diluted share compared with $1.0 million, or $0.07 per fully diluted share in the same period last year.  The Company reported net income of $14.0 million for the six months ended June 30, 2008 compared with $9.0 million for the six months ended June 30, 2007.  Net income per common share was $1.11 for the six months ended June 30, 2008 compared with $0.70 for the six months ended June 30, 2007.  Net income per fully diluted share was $0.91 for the six months ended June 30, 2008 compared with $0.59 for the six months ended June 30, 2007.

Net income for the six months ended June 30, 2008 included Other Expense of $1.0 million which comprised finance arrangement fee amortization of $0.9 million and $0.1 million from the non-cash foreign exchange re-measurement loss on the long-term loan denominated in US dollars.  In the same period in the prior year, net income included Other Income of $0.3 million which comprised $1.2 million non-cash foreign exchange re-measurement gain pertaining to the long-term loan denominated in US dollars and other exchange gains of $0.2 million, offset by finance arrangement fee amortization of $1.1 million.

Cash on hand and short-term investments at June 30, 2008 was $30.1 million compared with $26.6 million at March 31, 2008 and $36.2 million at December 31, 2007.  Net days sales outstanding at June 30, 2008 were 21 (23 at March 31, 2008 and 13 at December 31, 2007).  Capital expenditure totaled $5.0 million in the second quarter of 2008, compared to $4.7 million in the second quarter of 2007.  Capital expenditure for the first six months of 2008 totaled $9.8 million, compared to $8.7 million in the first six months of 2007.

Net new orders totaled $70.2 million for the second quarter of 2008.  This represented a book to bill ratio of 1.09 for the quarter.  Net new orders totaled $141.7 million for the first six months of 2008.  This represented a book to bill ratio of 1.11 for the six months.  At June 30, 2008 backlog (booked on work) amounted to approximately $202 million.

Brian Cass, LSR’s President and Managing Director commented, “Record revenues and earnings are not just a source of pride, but also serve as a constant reminder to remain focused on our core strategies of customer service, scientific quality and operational excellence.  It is delivery here that will maintain and enhance confidence within the BioPharmaceutical industry to outsource more of the safety testing of their new potential therapies.  Our clear drive to excel in these areas, coupled with an increasing depth and breadth of scientific expertise across the full range of new molecules being developed, provide us the opportunity to grow our business in this exciting market.”

Andrew Baker, LSR’s Chairman and CEO said, “Our pace of revenue growth is consistent with our objectives as we increase capacity utilization in a managed way.  In the last year, we have added staff commensurate with that growth and hired into some key areas of expertise, often from our customer industries.  Additionally, we have targeted capital investment into particular growth services to maintain a portfolio that is balanced and consistent with market needs.  Most exciting now is the prospect of needing to consider facility expansion beyond our current footprint, which we believe will support our near term growth to the $320 million level, as we strive to match the longer term business growth expectations of our customers.”

LSR will hold an investor conference call to discuss the quarter’s results on August 5, 2008 at 9:00 a.m. Eastern Time.  That call can be listened to by dialing (210) 234-0017 pass code 3316789.  We suggest calling five minutes prior to the scheduled call.

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries.  LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment.  The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products.  The Company's services are designed to meet the regulatory requirements of governments around the world.  LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995.  These statements are based largely on LSR’s expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR’s control, as more fully described in the Company’s SEC filings, including its Form 10-K for the fiscal year ended December 31, 2007, as filed with the US Securities and Exchange Commission.

- tables to follow -

Life Sciences Research Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
Unaudited

	Three months ended June 30		Six months ended June 30

(Dollars in thousands, except per share data)	2008	2007	2008	2007

Net revenues	$64,330	$58,191	$127,557	$112,488
Cost of sales	(43,507)	(40,411)	(86,871)	(80,694)
Gross profit	20,823	17,780	40,686	31,794
Selling, general and administrative expenses	(10,796)	(10,254)	(20,995)	(18,049)
Operating income	10,027	7,526	19,691	13,745
Interest income	256	803	579	1,185
Interest expense	(2,667)	(3,482)	(5,328)	(6,942)
Other (expense)/income	(450)	708	(970)	269
Income before income taxes	7,166	5,555	13,972	8,257
Income tax benefit/(expense)	118	(46)	47	706
Net income	$7,284	$5,509	$14,019	$8,963

Income per share
-Basic	$0.58	$0.43	$1.11	$0.70
-Diluted	$0.47	$0.36	$0.91	$0.59

Weighted average number of common stock
- Basic (000’s)	12,655	12,775	12,644	12,779
- Diluted (000’s)	15,559	15,131	15,480	15,073

Life Sciences Research Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

(Dollars in thousands except per share data)	June 30,	December 31,
	2008	2007
ASSETS	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	$30,090	$32,304
Short-term investments	-	3,919
Accounts receivable, net	31,693	30,116
Unbilled receivables, net	25,375	25,935
Inventories	2,677	2,530
Prepaid expenses and other current assets	10,165	9,270
Total current assets	$100,000	$104,074

Property and equipment, net	75,912	70,994
Goodwill	7,351	7,268
Other assets	7,438	8,382
Deferred income taxes	10,815	10,865
Total assets	$201,516	$201,583

LIABILITIES AND STOCKHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	$12,445	$15,477
Accrued payroll and other benefits	6,901	6,644
Accrued expenses and other liabilities	28,029	33,086
Short-term debt	344	618
Fees invoiced in advance	42,251	47,347
Total current liabilities	$89,970	$103,172

Long-term debt, net	75,316	75,429
Deferred gain on disposal of US property	8,627	8,787
Pension liabilities	41,547	43,522
Total liabilities	$215,460	$230,910

Commitments and contingencies
Stockholders’ equity/(deficit)
Preferred Stock, $0.01 par value. Authorized 5,000,000
Issued and outstanding: None	-	-
Non-Voting Common Stock, $0.01 par value. Authorized 5,000,000
Issued and outstanding: None	-	-
Voting Common Stock, $0.01 par value. Authorized 50,000,000
Issued and outstanding at June 30, 2008: 12,660,826 (December 31, 2007: 12,626,498)	127	126
Paid in capital	88,415	87,216
Accumulated other comprehensive loss	(46,711)	(46,875)
Accumulated deficit	(55,775)	(69,794)
Total stockholders’ deficit	(13,944)	(29,327)
Total liabilities and stockholders’ deficit	$201,516	$201,583

Life Sciences Research Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
Unaudited

	Six months ended June 30
(Dollars in thousands)	2008	2007

Cash flows from operating activities:
Net income	$14,019	$8,963
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,938	4,545
Amortization of gain on disposal of US property	(160)	(160)
Non-cash compensation expense associated with employee stock compensation plans	1,045	1,023
Foreign exchange loss/(gain) on March 2006 Financing	21	(1,191)
Foreign exchange loss/(gain) on intercompany balances	16	(211)
Deferred income tax benefit	(47)	(706)
Provision for losses on accounts receivable	51	(148)
Interest expense related to the amortization of debt issue costs	1,014	1,133
Amortization of financing costs	933	560

Changes in operating assets and liabilities:
Accounts receivable, unbilled receivables and prepaid expenses	(2,031)	(1,453)
Inventories	(140)	(100)
Accounts payable, accrued expenses and other liabilities	(6,013)	(274)
Fees invoiced in advance	(5,044)	5,975
Net cash provided by operating activities	$8,602	$17,956

Cash flows used in investing activities:
Purchase of property, plant and equipment	(9,839)	(8,676)
Sale of property, plant and equipment	-	6
Payment for acquisition	(1,779)	-
Sale of short-term investments	3,919	-
Net cash used in investing activities	$(7,699)	$(8,670)

Cash flows used in financing activities:
Proceeds from issuance of Voting Common Stock	156	171
Repurchase of Voting Common Stock	-	(4,000)
Repayments of long-term borrowings	(1,200)	(72)
Repayments of short-term borrowings	(373)	(435)
Net cash used in financing activities	$(1,417)	$(4,336)

Effect of exchange rate changes on cash and cash equivalents	(1,700)	609
(Decrease)/increase in cash and cash equivalents	(2,214)	5,559
Cash and cash equivalents at beginning of period	32,304	44,088
Cash and cash equivalents at end of period	$30,090	$49,647

Supplementary Disclosures
Interest paid	$4,084	$5,912
Taxes paid	$89	$138